Mail Stop 3-09

							December 15, 2004


Glenn W. Anderson
President and Chief Executive Officer
GAINSCO, Inc.
1445 Ross Avenue, Suite 5300
Dallas, Texas 75202

Re:	GAINSCO, Inc.
	Preliminary Proxy Statement on Schedule 14A, Amendment 2
	Filed December 10, 2004
	File No. 1-09828

Dear Mr. Anderson:

	We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

SCHEDULE 14A

What are the U.S. Federal income tax consequences of the recapitalization to me? page 20

1. We note the revisions you made pursuant to comment 3. If you are unable to obtain a "will" opinion, your document should explain why not, and it should also explicitly identify the uncertainties that prevent KPMG from using the word "will." Please revise the disclosure accordingly. Alternatively, revise the tax opinions in Appendices VIII and IX so that they are "will" opinions, and revise the disclosure in the body of the document to reflect the "will" opinions. The statements that the term "should" are not intended to convey any degree of uncertainty are not sufficient.

Background of the Recapitalization, page 35

2. We note your response to comment 6. Given that the shareholders are voting on the employment agreement proposals and the Board of Directors relied on the consultant`s opinions in approving the employment agreements, we believe the identity of the consultant is material information. Please revise to identify the consultant and file their opinion or delete the references to the consultant and the consultant`s report from your disclosure.

9/30/04 FORM 10-Q

Interest Rate Risk, page 36

3. We note your response to comment 13. In your response letter, please provide your proposed disclosure regarding quantitative information about market risk.

*	*	*

	As appropriate, please amend your proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP.
Please
understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please contact Greg Belliston at (202) 824-5219, Suzanne
Hayes
at (202) 942-1789, or me at (202) 942-1840 with any questions.

							Sincerely,



							Jeffrey Riedler
							Assistant Director

cc:	Byron F. Egan
	Jackson Walker L.L.P.
	Bank of America Plaza
	901 Main Street, Suite 6000
	Dallas, TX 75202
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Glenn W. Anderson
GAINSCO, Inc.
December 15, 2004
Page 1